UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

GS Acquisition Holdings Corp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

36255F 102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36255F 102

1	NAME OF REPORTING PERSON GS DC Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,145,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,145,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,145,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 17,145,000 shares of Class A common stock (“Class A Common Stock”) of GS Acquisition Holdings Corp (the “Issuer”) issuable upon conversion of 17,145,000 shares of Class B common stock (“Class B Common Stock”) of the Issuer.

(2)

The calculation assumes that there is a total of 86,145,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 69,000,000 shares of Class A Common Stock outstanding as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2018 (the “2018 Third Quarter 10-Q”), and (ii) the 17,145,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock reported herein.

CUSIP No. 36255F 102

1	NAME OF REPORTING PERSON GS Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,145,000 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,145,000 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,145,000 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (4)
12	TYPE OF REPORTING PERSON OO

(3)	Reflects shares of 17,145,000 Class A Common Stock issuable upon conversion of 17,145,000 shares of Class B Common Stock.
(4)

The calculation assumes that there is a total of 86,145,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 69,000,000 shares of Class A Common Stock outstanding as of November 6, 2018, as reported in the 2018 Third Quarter 10-Q, and (ii) the 17,145,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock reported herein.

CUSIP No. 36255F 102

1	NAME OF REPORTING PERSON GSAM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,145,000 (5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,145,000 (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,145,000 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (6)
12	TYPE OF REPORTING PERSON OO

(5)	Reflects shares of 17,145,000 Class A Common Stock issuable upon conversion of 17,145,000 shares of Class B Common Stock.
(6)

The calculation assumes that there is a total of 86,145,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 69,000,000 shares of Class A Common Stock outstanding as of November 6, 2018, as reported in the 2018 Third Quarter 10-Q, and (ii) the 17,145,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock reported herein.

CUSIP No. 36255F 102

1	NAME OF REPORTING PERSON Cote SPAC 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,145,000 (7)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,145,000 (7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,145,000 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (8)
12	TYPE OF REPORTING PERSON OO

(7)	Reflects shares of 17,145,000 Class A Common Stock issuable upon conversion of 17,145,000 shares of Class B Common Stock.
(8)

The calculation assumes that there is a total of 86,145,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 69,000,000 shares of Class A Common Stock outstanding as of November 6, 2018, as reported in the 2018 Third Quarter 10-Q, and (ii) the 17,145,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock reported herein.

CUSIP No. 36255F 102

1	NAME OF REPORTING PERSON David M. Cote
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,145,000 (9)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,145,000 (9)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,145,000 (9)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (10)
12	TYPE OF REPORTING PERSON IN

(9)	Reflects shares of 17,145,000 Class A Common Stock issuable upon conversion of 17,145,000 shares of Class B Common Stock.
(10)

The calculation assumes that there is a total of 86,145,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 69,000,000 shares of Class A Common Stock outstanding as of November 6, 2018, as reported in the 2018 Third Quarter 10-Q, and (ii) the 17,145,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock reported herein.

CUSIP No. 36255F 102

Item 1(a).	Name of Issuer:

GS Acquisition Holdings Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 West Street

New York, New York 10282

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by GS DC Sponsor I LLC (the “Sponsor”), GS Sponsor LLC, GSAM Holdings LLC, Cote SPAC 1 LLC (“Cote LLC”) and Mr. David M. Cote (each, a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

The shares of Class B Common Stock reported herein are held directly by the Sponsor. The Sponsor is controlled by Cote LLC and GS Sponsor LLC. Cote LLC is controlled by Mr. David M. Cote. GS Sponsor LLC is a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o GS Acquisition Holdings Corp

200 West Street

New York, New York 10282

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP number is 36255F 102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 36255F 102

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 36255F 102

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 36255F 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

GS DC Sponsor I LLC

By:	Goldman Sachs Asset Management, L.P.,
as attorney-in-fact for GS DC Sponsor I LLC

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

GS Sponsor LLC

By:	Goldman Sachs Asset Management, L.P.,
as attorney-in-fact for GS Sponsor LLC

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

GSAM Holdings LLC

By:	/s/ Judith Shandling
Name: Judith Shandling
Title: Authorized Signatory

Cote SPAC 1 LLC

By:	Goldman Sachs Asset Management, L.P.,
as attorney-in-fact for Cote SPAC 1 LLC

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

CUSIP No. 36255F 102

David M. Cote

By:	Goldman Sachs Asset Management, L.P.,
as attorney-in-fact for David M. Cote

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

CUSIP No. 36255F 102

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.